News Release

B2Gold Corp. Reports Second Quarter 2012 Gold Production

Vancouver, July 10, 2012 – B2Gold Corp. (TSX: BTO, OTCQX: BGLPF, NSX: B2G) (“B2Gold” or the “Company”), is pleased to announce its gold production and revenue for the second quarter of 2012. All dollar figures are in United States dollars unless otherwise indicated.

Highlights

  Gold revenue of $57.3 million
  Gold production of 36,803 ounces, in line with budgeted guidance
  Gold sales of 35,860 ounces

Second Quarter 2012 Gold Production

B2Gold’s consolidated gold production for the second quarter of 2012 from La Libertad and Limon Mines in Nicaragua was 36,803 ounces of gold, in line with budgeted guidance and 2,201 ounces higher than the first quarter production of 34,602 ounces of gold. As previously indicated, gold production is anticipated to increase each successive quarter of 2012.

La Libertad Mine continued to perform well in the second quarter of 2012, producing 25,135 ounces of gold compared to the first quarter of 24,246 ounces and remains on track to meet full year budgeted guidance.

The Limon Mine also performed well in the second quarter producing 11,668 ounces of gold compared to 10,356 ounces in the first quarter and remains on track to meet full year budgeted guidance.

Total gold revenue for the second quarter was $57.3 million on sales of 35,860 ounces, compared to $63.9 million on sales of 37,853 ounces in the previous quarter. The average realized gold price in the second quarter was $1,599 per ounce. B2Gold has no gold hedging and no debt.

B2Gold maintains its production and cost guidance for 2012 and is forecasting another record year for gold production in 2012. Consolidated production from La Libertad and Limon Mines is estimated to total approximately 150,000 to 160,000 ounces of gold at a cash operating cost of approximately $590 to $625 per ounce.

Cash operating costs are expected to improve and production to increase in 2013 and 2014 over 2012 due to the processing of higher grade ore from the Jabali deposit through the Libertad mill. The Company is projecting gold production to increase to approximately 185,000 ounces in 2013 and 200,000 ounces in 2014.

About B2Gold Corp.

B2Gold Corp. is a Vancouver based gold producer with two mines in Nicaragua and a strong portfolio of development and exploration assets in Nicaragua, Namibia, Colombia and Uruguay. B2Gold was founded in 2007 by the former executive and management team of Bema Gold Corporation. Bema grew from a junior explorer to an international gold producer that was acquired by Kinross Gold Corporation through a C$3.5 billion transaction in February 2007. B2Gold’s corporate objective is to build further shareholder value through the exploration and development of existing projects and additional accretive acquisitions, capitalizing on the extensive experience and relationships that management has developed over the past 25 years. B2Gold trades on the Toronto Stock Exchange under the symbol “BTO”, the OTCQX under the symbol “BGLPF” and on the Namibian Stock Exchange under the symbol “B2G”.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.